UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)

ADT Inc.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

00090Q103
 (CUSIP Number)

Stephen McManus
c/o State Farm Mutual Automobile Insurance Company
One State Farm Plaza
Bloomington, IL 61710
309-766-8411
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No: 00090Q103		Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
State Farm Mutual Automobile Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
133,333,333

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
133,333,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
133,333,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.46%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

(1)
The percentage is based on 990,382,151 shares of Common Stock outstanding as of October 13, 2022, which is the sum of (i) 857,048,818 issued and outstanding shares of Common Stock as disclosed in the Issuer’s Schedule TO dated September 12, 2022, and (ii) 133,333,333 shares of Common Stock that were issued to Fire Company (as defined herein) on October 13, 2022.

SCHEDULE 13D
CUSIP No: 00090Q103		Page 3 of 11 Pages

Item 1.	Security and Issuer

This statement relates to the ownership of shares of the common stock, $0.01 par value ("Common Stock") of ADT Inc., a Delaware corporation (the "Issuer").  The Issuer’s principal executive offices are located at 1501 Yamato Road, Boca Raton, Florida 33431.

Item 2.	Identity and Background

(a – c, f)          This Schedule 13D is being  filed by State Farm Mutual Automobile Insurance Company, a mutual insurance company organized under the Illinois Insurance Code (“State Farm” or the “Reporting Person”).  This Schedule 13D relates to the shares of Common Stock held directly by State Farm Fire & Casualty Company, an Illinois stock insurance company and a wholly owned subsidiary of State Farm (“Fire Company”).

Each of State Farm’s and Fire Company’s principal business is insurance and financial services.  The principal business address and principal office of each of State Farm and Fire Company is located at One State Farm Plaza, Bloomington, IL 61700.

The name, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each director and executive officer of each of State Farm or Fire Company are set forth in Schedules I and II hereto and are incorporated herein by reference.

(d) – (e)           During the last five years, none of State Farm, Fire Company, and to the best of each of the Reporting Person’s knowledge, none of the directors or executive officers of State Farm or Fire Company listed in Schedules I through II hereto, have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock reported herein were purchased by Fire Company for an aggregate purchase price of $1.2 billion, in a private transaction directly with the Issuer.  The shares of Common Stock reported herein were purchased by Fire Company with available cash and none of the funds were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting the Shares.

Item 4.	Purpose of Transaction

Fire Company acquired the shares of Common Stock reported herein pursuant to the terms of the Securities Purchase Agreement by and between the Issuer and Fire Company, dated September 5, 2022 (the “Securities Purchase Agreement,” the form of which was disclosed as Exhibit 10.1 of the Issuer’s Form 8-K filed on September 6, 2022 and incorporated herein by reference) for investment purposes and in furtherance of a strategic relationship between the Reporting Person and the Issuer. In conjunction with the Securities Purchase Agreement, Fire Company and the Issuer entered into a Development Agreement dated October 13, 2022 (the “Development Agreement”), pursuant to which Fire Company committed up to $300 million to an opportunity fund that will fund product and technology innovation, customer growth and marketing, including ways to apply Smart Home technology to home insurance, and utilize smart home security devices that help to proactively mitigate loss caused by water, fire, or intrusion.

SCHEDULE 13D
CUSIP No: 00090Q103		Page 4 of 11 Pages

The Reporting Person, as an investor in the Issuer, intends to review continuously its investment in the Issuer, the Issuer’s business affairs and prospects, and general industry and economic conditions, and the Reporting Person’s other business opportunities and liquidity considerations and other factors that the Reporting Person may deem relevant to its investment decision.  Based on such review, the Reporting Person may at any time and from time to time determine (subject to applicable law and the terms of the Investor Rights Agreement by and between the Issuer and Fire Company, dated October 13, 2022, (the “Investor Rights Agreement,” the form of which is disclosed as Exhibit 10.1 of the Issuer’s Form 8-K filed on October 13, 2022 and incorporated herein by reference)) to take any action which could involve one or more of the types of transactions contemplated in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the Reporting Person, Fire Company or other persons acquiring additional securities of the Issuer or disposing of all or a portion of the securities of the Issuer owned by them.

Pursuant to the Investor Rights Agreement, Fire Company has the right to designate one individual to serve as a director on the Issuer's Board of Directors. Fire Company has designated Paul Smith, Executive Vice President and Chief Operating Officer of State Farm, as its initial designee. As a director of the Issuer, Mr. Smith may influence the corporate activities of the Issuer, including activities that may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, and therefore, State Farm may indirectly have such influence through Mr. Smith.

Except as otherwise described in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, provided that the Reporting Person may, at any time and from time to time, review or reconsider and change its positions and/or intentions.

Item 5.	Interest in Securities of the Issuer

(a)
The Reporting Person beneficially owns 133,333,333 shares of Common Stock held directly by Fire Company, which represents approximately 13.46% of the shares of Common Stock outstanding. The percentage is based on 990,382,151 shares of Common Stock outstanding as of October 13, 2022, which is the sum of (i) 857,048,818 issued and outstanding shares of Common Stock as disclosed in the Issuer’s Schedule TO dated September 12, 2022, and (ii) 133,333,333 shares of Common Stock that were issued to Fire Company on October 13, 2022.

(b)	State Farm and Fire Company have shared voting power and the shared dispositive power over all 133,333,333 shares of Common Stock reported herein.

(c)	Other than as disclosed in this Schedule 13D, no transactions involving shares of Common Stock of the Issuer were effected by State Farm or Fire Company during the past sixty days.

(d)
No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Stock reported herein other than State Farm and Fire Company.

(e)	Not applicable.

SCHEDULE 13D
CUSIP No: 00090Q103		Page 5 of 11 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 is incorporated herein by reference.

Fire Company is a party to the Securities Purchase Agreement and the Investor Rights Agreement, each of which is referenced in Item 4 above.  Pursuant to the terms of the Investor Rights Agreement, the Issuer granted to Fire Company certain registration rights, including piggyback registration rights and demand registration rights, which are subject to customary terms and conditions (subject to certain lock-up restrictions referenced therein).

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - Securities Purchase Agreement (the form of which was disclosed as Exhibit 10.1 of the Issuer’s Form 8-K filed on September 6, 2022 and is incorporated herein by reference).

Exhibit 2 - Investor Rights Agreement (the form of which is disclosed as Exhibit 10.1 of the Issuer’s Form 8-K filed on October 13, 2022 and is incorporated herein by reference).

SCHEDULE 13D
CUSIP No: 00090Q103		Page 6 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 21, 2022

State Farm Mutual Automobile Insurance Company

	By:	/s/ Paul J. Smith
	Name:	Paul J. Smith
	Title:	Executive Vice President and Chief Operating Officer

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D
CUSIP No: 00090Q103		Page 7 of 11 Pages

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF
State Farm Mutual Automobile Insurance Company

The following table sets forth the name, present principal occupation or employment, and citizenship with respect to the directors and executive officers of State Farm Mutual Automobile Insurance Company.  The business address of each director and executive officer of State Farm Mutual Automobile Insurance Company is One State Farm Plaza, Bloomington, Il 61710.

Directors:
Dan E. Arvizu, Chancellor, New Mexico State University System
Citizenship: United States of America

Keith Block, Former Co-Chief Executive Officer, Salesforce.com, Inc.
Citizenship: United States of America

Charles K. Bobrinskoy, Vice Chairman and Head of Investment Group, Ariel Investments
Citizenship: United States of America

Mary Kate Gebo, Executive Vice President of Human Resources and Labor Relations, United Airlines
Citizenship: United States of America

James Hackett, Former President and Chief Executive Officer, Ford Motor Company
Citizenship: United States of America

W. Steven Jones, Professor of Organizational Behavior and Strategy, University of North Carolina
Citizenship: United States of America

W. H. Knight Jr., Professor of Law, Seattle University School of Law
Citizenship: United States of America

Vicki A. O'Meara, Chairman, AdSwerve
Citizenship: United States of America

Gary L. Perlin, Former Chief Financial Officer, Capital One Financial Corporation
Citizenship: United States of America

Pamela B. Strobel, Former Executive Vice President and Chief Administrative Officer, Exelon Corporation
Citizenship: United States of America

Michael L. Tipsord, Chairman, President and Chief Executive Officer, State Farm Mutual Automobile Insurance Company
Citizenship: United States of America

SCHEDULE 13D
CUSIP No: 00090Q103		Page 8 of 11 Pages

Steven C. Williams, Chief Executive Officer, PepsiCo Foods North America
Citizenship: United States of America

Kenneth J. Worzel, Chief Operating Officer, Nordstrom, Inc.
Citizenship: United States of America

Executive Officers:
Michael L. Tipsord, Chairman of the Board, President and Chief Executive Officer
Citizenship: United States of America

Fawad K. Ahmad, Senior Vice President and Chief Digital Officer
Citizenship: United States of America

Kristyn A. Cook, Senior Vice President - Agency and Marketing
Citizenship: United States of America

Jon C. Farney, Senior Vice President, Treasurer and Chief Financial Officer
Citizenship: United States of America

Randall H. Harbert, Executive Vice President, Chief Agency, Marketing and Sales Officer
Citizenship: United States of America

Wensley J Herbert, Senior Vice President - Property and Casualty Claims
Citizenship: United States of America

Stephen McManus, Senior Vice President and General Counsel
Citizenship: United States of America

Joseph R. Monk Jr., Senior Vice President - Financial Services
Citizenship: United States of America

Julia M. Muscott, Operations Vice President - Underwriting
Citizenship: United States of America

Kurt T. Oleson, Vice President and Chief Compliance Officer
Citizenship: United States of America

Ashley A. Pettit. Senior Vice President and Chief Information Officer
Citizenship: United States of America

Michele Russo, Senior Vice President
Citizenship: United States of America

Christopher A. Schell, Senior Vice President - Property and Casualty
Citizenship: United States of America

SCHEDULE 13D
CUSIP No: 00090Q103		Page 9 of 11 Pages

Mary A. Schmidt, Executive Vice President and Chief Administrative Officer
Citizenship: United States of America

Mark E. Schwamberger, Vice President and Controller
Citizenship: United States of America

Paul J. Smith, Executive Vice President and Chief Operating Officer
Citizenship: United States of America

Catherine A. Wallace, Senior Vice President and Chief Risk Officer
Citizenship: United States of America

Lynne M. Yowell, Vice President - Corporate Governance, Secretary and Counsel
Citizenship: United States of America

SCHEDULE 13D
CUSIP No: 00090Q103		Page 10 of 11 Pages

Schedule II

DIRECTORS AND EXECUTIVE OFFICERS OF
State Farm Fire & Casualty Company

The following table sets forth the name, present principal occupation or employment, and citizenship with respect to the directors and executive officers of State Farm Fire & Casualty Company.  The business address of each director and executive officer of State Farm Fire & Casualty Company is One State Farm Plaza, Bloomington, Il 61710.

Directors:
Orlando Ashford, former President, Holland America Line
Citizenship: United States of America

Jon C. Farney, Senior Vice President, Treasurer and Chief Financial Officer, State Farm Mutual Automobile Insurance Company
Citizenship: United States of America

Randall H. Harbert, Executive Vice President, Chief Agency, Marketing and Sales Officer, State Farm Mutual Automobile Insurance Company
Citizenship: United States of America

W. H. Knight Jr., Professor of Law, Seattle University School of Law
Citizenship: United States of America

Susan Mallory, former National Director of Business Owner Services at Northern Trust Corporation
Citizenship: United States of America

Joseph R. Monk Jr., Senior Vice President - Financial Services, State Farm Mutual Automobile Insurance Company
Citizenship: United States of America

Christopher A. Schell, Senior Vice President - Property and Casualty, State Farm Mutual Automobile Insurance Company
Citizenship: United States of America

Mary Schmidt, Executive Vice President and Chief Administrative Officer, State Farm Mutual Automobile Insurance Company
Citizenship: United States of America

Paul J. Smith, Executive Vice President and Chief Operating Officer, State Farm Mutual Automobile Insurance Company
Citizenship: United States of America

Michael L. Tipsord, Chairman, President and Chief Executive Officer, State Farm Mutual Automobile Insurance Company
Citizenship: United States of America

SCHEDULE 13D
CUSIP No: 00090Q103		Page 11 of 11 Pages

Executive Officers:
Fawad Ahmad, Senior Vice President
Citizenship: United States of America

Jon C. Farney, Senior Vice President, Treasurer and Chief Financial Officer
Citizenship: United States of America

Randall H. Harbert, Senior Vice President
Citizenship: United States of America

Wensley J. Herbert, Senior Vice President - Property and Casualty Claims
Citizenship: United States of America

Julia M. Muscott, Operations Vice President - Underwriting
Citizenship: United States of America

Stephen McManus, Senior Vice President and General Counsel
Citizenship: United States of America

Ashley A. Pettit. Senior Vice President and Chief Information Officer
Citizenship: United States of America

Christopher A. Schell, Senior Vice President
Citizenship: United States of America

Mark Schwamberger, Vice President and Comptroller
Citizenship: United States of America

Paul J. Smith, Senior Vice President
Citizenship: United States of America

Michael L. Tipsord, Chairman, President and Chief Executive Officer,
Citizenship: United States of America

Cathy Wallace, Senior Vice President
Citizenship: United States of America

Lynne M. Yowell, Vice President – Corporate Governance, Secretary and Counsel, Secretary of the Board
Citizenship: United States of America